                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                              (Amendment No.  1)*


               Dunn Computer Corporation d/b/a SteelCloud Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    265771105
                         -----------------------------
                                 (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-(c)

         [ ] Rule 13d-1(d)

             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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-------------------                                            -----------------
CUSIP No. 265771105                                            Page 2 of 7 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Briarcliff Investors, LLC
       I.R.S. #52-2220116
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       State of Delaware
--------------------------------------------------------------------------------
                                  5   SOLE VOTING POWER

                                      0
        NUMBER OF           ----------------------------------------------------
          SHARES                  6   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                     1,077,560
           EACH             ----------------------------------------------------
        REPORTING                 7   SOLE DISPOSITIVE POWER
          PERSON
           WITH                       0
                            ----------------------------------------------------
                                  8   SHARED DISPOSITIVE POWER

                                      1,077,560
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       1,077,560
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


       9.9%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*


       00
--------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 7 pages
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-------------------                                            -----------------
CUSIP No. 265771105                                            Page 3 of 7 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       WEC Asset Management LLC
       I.R.S. #52-2416721
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       State of Delaware
--------------------------------------------------------------------------------
                                  5     SOLE VOTING POWER

                                        0
        NUMBER OF           ----------------------------------------------------
          SHARES                  6     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                       1,077,560
           EACH             ----------------------------------------------------
        REPORTING                 7     SOLE DISPOSITIVE POWER
          PERSON
           WITH                         0
                            ----------------------------------------------------
                                  8     SHARED DISPOSITIVE POWER

                                        1,077,560
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,077,560
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


       9.9%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*


       00
--------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 3 of 7 pages
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Item 1(a)  Name of Issuer
-------------------------

           Dunn Computer Corporation d/b/a/ SteelCloud Company

Item 1(b)  Address of Issuer's Principal Executive Offices
----------------------------------------------------------

           1306 Squire Court

           Sterling, Virginia 21066

Item 2(a)  Name of Person Filing
--------------------------------

           Briarcliff Investors, LLC ("Briarcliff")
           WEC Asset Management LLC ("WEC")

Item 2(b)  Address of Principal Business Office or, if none, Residence
----------------------------------------------------------------------

           Address of principal business office of each of Briarcliff and WEC is:

           110 Colabaugh Pond Road
           Croton-on-Hudson, NY  10520

Item 2(c)  Citizenship
----------------------

           Briarcliff and WEC are Delaware limited liability companies.

Item 2(d)  Title of Class of Securities
---------------------------------------

           Common Stock, par value $0.001 per share

Item 2(e)  CUSIP Number
-----------------------

           265771105

Item 3     Not applicable.
------


Item 4     Ownership
--------------------

           (a) and (b)

           Briarcliff beneficially owns 1,077,560 shares of Common Stock, representing approximately 9.9% of the total outstanding shares of Common Stock. WEC, as the Manager of Briarcliff, has shared voting and dispositive power over the shares held by Briarcliff and may be deemed to be the beneficial owner of such shares.

Item 5     Ownership of Five Percent or Less of a Class
-------------------------------------------------------

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6     Ownership of More than Five Percent of Behalf of Another Person
--------------------------------------------------------------------------

           Not applicable.


                               Page 4 of 7 pages
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Item 7     Identification and Classification of the Subsidiary which Acquired
-----------------------------------------------------------------------------
           the Security Being Reported on by the Parent Holding Company
           ------------------------------------------------------------

           Not applicable.

Item 8     Identification and Classification of Members of the Group
--------------------------------------------------------------------

           Not applicable.

Item 9     Notice of Dissolution of Group
-----------------------------------------

           Not applicable.

Item 10    Certification
------------------------

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect..


                               Page 5 of 7 pages
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 13, 2001               BRIARCLIFF INVESTORS LLC

                                By:  WEC Asset Management LLC, its Manager



                                By:      /s/ Ethan Benovitz
                                         ------------------------------
                                         Name:  Ethan Benovitz
                                         Title: Managing Director


February 13, 2001               WEC ASSET MANAGEMENT LLC


                                By:      /s/ Ethan Benovitz
                                         ------------------------------
                                         Name:  Ethan Benovitz
                                         Title: Managing Director




                               Page 6 of 7 pages